Skylight Health Group Inc.
Condensed Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of Canadian Dollars)
(Unaudited)

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

		March 31, 2022	December 31, 2021
		$	$
ASSETS

Current assets
Cash and cash equivalents		4,204	11,653
Trade and other receivables	Note 7	5,430	5,858
Purchase consideration receivable	Note 13	2,414	2,708
Prepaid expenses		799	862
Total current assets		12,847	21,081
Non-current
Property, plant and equipment	Note 8	648	766
Trade and other receivables	Note 7	1,193	1,043
Purchase consideration receivable	Note 13	3,283	3,250
Right-of-use assets	Note 9	14,962	15,695
Intangible assets	Note 10	13,988	14,873
Goodwill	Note 10	8,637	8,739
Total assets		55,558	65,447

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 11	6,026	6,687
Loan payable	Note 14	61	317
Purchase consideration payable	Note 6	2,530	2,951
Lease liabilities	Note 9	1,147	1,347
Total current liabilities		9,764	11,302
Non-current
Redemption liability	Note 12	407	402
Purchase consideration payable	Note 6	617	608
Lease liabilities	Note 9	13,904	14,528
Total liabilities		24,692	26,840

SHAREHOLDERS' EQUITY
Common share capital	Note 15	61,782	61,450
Preferred share capital	Note 15	6,237	6,237
Contributed surplus		6,643	6,719
Accumulated other comprehensive income		422	246
Accumulated deficit		(44,891)	(36,757)
Non-controlling interests		673	712
Total shareholders' equity		30,866	38,607
Total liabilities and shareholders' equity		55,558	65,447
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Going concern (Note 2)

Subsequent events (Note 18)

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31, 2022	March 31, 2021 (Adjusted, note 13)
		$	$
Revenues
Clinic	Note 17	7,452	2,112
Contract research solutions	Note 17	207	56
Software	Note 17	54	6
		7,713	2,174
Cost of sales		4,285	974
Gross profit		3,428	1,200

Operating Expenses
Salaries and wages		5,467	1,513
Office and administration		2,167	379
Marketing and business development		428	854
Professional fees		1,046	624
Rent		165	1
Share-based compensation		353	1,049
Depreciation and amortization		1,383	516
Total operating expenses		11,009	4,936

Loss from continuing operations		(7,581)	(3,736)

Finance expenses
Foreign exchange loss		509	269
Change in fair value of financial liabilities		(93)	(36)
Accretion on purchase consideration payable and trade receivables		(60)	64
Interest on lease liabilities	Note 9	366	91
Other income	Note 14	—	(870)
Net loss from continuing operations		(8,303)	(3,254)
Net income from discontinued operations	Note 13	—	857
Net loss		(8,303)	(2,397)

Other comprehensive loss
Exchange difference on translation of foreign operations, net of tax		173	(46)
Total comprehensive loss		(8,130)	(2,443)

Net loss from continuing operations attributable to:
Shareholders of the Company		(8,267)	(3,254)
Non-controlling interests		(36)	—
Net loss from continuing operations		(8,303)	(3,254)

Net loss attributable to:
Shareholders of the Company		(8,267)	(2,397)
Non-controlling interests		(36)	—
Net loss		(8,303)	(2,397)

Net loss from continuing operations per common share		(0.21)	(0.09)
Net income from discontinued operations per common share		—	0.02
Basic and diluted net loss per common share		(0.21)	(0.07)
Weighted average number of common shares outstanding - basic and diluted (in 000s)		39,231	35,438

Comprehensive loss attributable to:
Shareholders of the Company		(8,091)	(2,443)
Non-controlling interests		(39)	—
Total comprehensive loss		(8,130)	(2,443)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended
	March 31, 2022	March 31, 2021 (Adjusted, note 13)
	$	$
Operating activities
Net loss from continuing operations	(8,303)	(3,254)

Adjustments for items not affecting cash:
Depreciation and amortization	1,383	516
Foreign exchange loss	509	87
Accretion on purchase consideration payable and loan payable	(60)	64
Interest on lease liabilities	366	91
Share-based compensation	258	1,049
Change in fair value of financial liabilities	(93)	(36)
Other income related to loan payable	—	(867)
Other income related to gain on disposal of furniture and equipment	—	(3)
Other income related to cancellation of lease	(260)	—
Changes in non-cash working capital items:
Trade and other receivables	208	(1,077)
Prepaid expenses	58	306
Accounts payable and accrued liabilities	(604)	329
Cash used in by operating activities of continuing operations	(6,538)	(2,795)
Cash provided by operating activities of discontinued operations	—	1,118

Investing activities
Purchase of furniture and equipment	(4)	—
Proceeds from disposal of furniture and equipment	—	4
Development of computer software	—	(104)
Purchase consideration received	316	—
Purchase consideration paid, net of cash acquired	—	(1,275)
Cash provided by (used in) investing activities of continuing operations	312	(1,375)
Cash used in investing activities of discontinued operations	—	(38)

Financing activities
Dividends paid on preferred shares	(201)	—
Proceeds from exercise of options	—	62
Proceeds from exercise of warrants	—	1,230
Principal payment of lease liabilities	(338)	(106)
Interest paid on lease liabilities	(366)	(91)
Principal payments on loan	(256)	—
Cash (used in) provided by financing activities of continuing operations	(1,161)	1,095
Cash used in financing activities of discontinued operations	—	(119)

Net decrease in cash during the period	(7,387)	(2,114)
Effect of foreign currency on cash of continuing operations	(62)	77
Cash and cash equivalents, beginning of period	11,653	20,052
Cash and cash equivalents, end of period	4,204	18,015

Cash and cash equivalents comprised of:
Cash	4,204	15,248
Restricted cash	—	2,767
Cash and cash equivalents, end of period	4,204	18,015
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Number of common shares	Share Capital	Number of preferred shares	Preferred share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interests	Total shareholders’ equity
	#	$	#	$		$	$	$	$	$
Balance, December 31, 2021	39,133	61,450	275	6,237	6,719	246	(36,757)	37,895	712	38,607
Preferred shares dividends declared	—	—	—	—	—	—	(201)	(201)	—	(201)
Shares issued on acquisition (Note 15(b))	317	332	—	—	—	—	—	332	—	332
Share-based compensation (Note 15)	—	—	—	—	258	—	—	258	—	258
Warrants and stock options expired	—	—	—	—	(334)	—	334	—	—	—
Foreign currency translation	—	—	—	—	—	176	—	176	(3)	173
Net loss for the period	—	—	—	—	—	—	(8,267)	(8,267)	(36)	(8,303)
Balance, March 31, 2022	39,450	61,782	275	6,237	6,643	422	(44,891)	30,193	673	30,866
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (continued)
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Number of shares	Share Capital	Contributed surplus	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2020	35,070	43,454	6,888	5	450	(23,160)	27,637
Shares issued on acquisition	75	449	—	—	—	—	449
Share-based compensation	—	—	1,014	—	—	—	1,014
Shares issued and to be issued against exercise of warrants	848	1,844	(661)	47	—	—	1,230
Exercise of stock options	23	118	(54)	(2)	—	—	62
Options expired	—	—	(2)	—	—	2	—
Foreign currency translation	—	—	—	—	(46)	—	(46)
Net loss for the period	—	—	—	—	—	(2,397)	(2,397)
Balance, March 31, 2021	36,016	45,865	7,185	50	404	(25,555)	27,949
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

SKYLIGHT HEALTH GROUP INC. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

1. Nature of operations and Covid-19 pandemic

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover ("RTO") on February 27, 2019 (the "Closing Date") with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Unit 402, Mississauga, Ontario, Canada, L4W 5L1.

On January 5, 2021, the Company’s shares commenced trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021. On June 7, 2021, the Company’s shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SLHG”. In addition, effective June 7, 2021, the Company’s shares on the TSX-V began trading under the new symbol “SLHG”. On December 7, 2021, the Company closed on the underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP” (“preferred shares”).

Due to the decrease in the common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (“MJDS”). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (“FPI”) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company has not yet engaged an auditor under PCAOB standards for its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company was not able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which was due on April 30, 2022.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the quarter ended March 31, 2022, the pandemic did not have a material impact on the Company’s operations. As at March 31, 2022, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

2. Basis of presentation and going concern

Basis of presentation

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of condensed interim consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed interim

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 12, 2022.

Going concern
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.

As of the balance sheet date, the Company had an accumulated deficit of $44,891 and negative cash flow from continuing operations of $6,538 for the three months ended March 31, 2022. The Company has positive working capital as of the balance sheet date of $3,083 and a cash balance of $4,204. The Company has raised debt and equity financing through 2017 to 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow, however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business. Subsequent to quarter end, the Company closed a debt facility to fund an acquisition that historically produced negative cash flow from operations. See note 18 for further details. As per the terms of the debt agreement, the Company has to maintain a minimum cash amount of US$ 2,250 and in case of a breach, the Company has 20 working days to remedy before triggering an event of default. The Company is forecasting they may not meet the minimum cash requirement unless additional funds are secured.

Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern through the end of July 2022 and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating positive cash flows and additional financing before the end of July 2022 sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.
The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the condensed interim consolidated statements of financial position. Such differences in amounts could be material.
The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
3. Summary of significant accounting policies

The accounting policies followed in these unaudited condensed interim consolidated financial statements are consistent with the policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendments:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

The amendments affect only the presentation of liabilities in the consolidated statements of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The effective date of the amendments to IAS is on or after January 1, 2023, earlier application of the is permitted. The Company is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

4. Share consolidation

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in these condensed interim consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

5. Acquisitions

a) Acquisition of RCMA

On February 3, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$288 (US$225) cash paid on Closing Date.
•$139 (US$109) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137 (US$107) on the Closing Date using an effective interest rate of 10.9%. On April 27, 2021, the Company released $135 from the escrow account (US$109).
•$2,812 (US$2,200) funds held in an escrow account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released $2,750 from the escrow account (US$2,200)

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
•74,833 common shares in the Company valued at 10-day VWAP of $6.39 per share amounting to $478 (US$373) to be issued on the Closing Date. The amount was recognized at the fair value of the consideration amounting to $492 (US$385) on the Closing Date.
•Variable number of common shares in the Company amounting to $1,908 (US$1,493) to be issued in five equal installments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each installment date. Refer to note 15 for details on shares issued. The amount was discounted to its present value and initially recorded at $1,892 (US$1,480) on the Closing Date using an effective interest rate of 15%.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021

Balance, beginning of period	774	—
Addition	—	5,621
Paid in cash	—	(3,173)
Paid in shares	(437)	(1,588)
Accretion	5	25
Foreign exchange translation gain	(5)	(111)
Balance, end of period	337	774

b) Acquisition of Rocky Mountain

On April 5, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based Primary Care Clinic Group, Rocky Mountain. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Rocky Mountain’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$10,635 (US$8,491) cash paid on Closing Date.
•$2,067 (US$1,650) cash payable in three equal installments over two years from the Closing Date. The amount was discounted to its present value and initially recorded at $1,829 (US$1,460) on the Closing Date using an effective interest rate of 11.4%.
•$641 (US$512) cash payable on account of working capital true-up.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021

Balance, beginning of year	2,654	—
Addition	—	13,105
Paid in cash	—	(10,635)
Accretion	54	153
Foreign exchange translation (loss) gain	(31)	31
Balance, end of year	2,677	2,654

c) Acquisition of Aspire Care

On September 16, 2021 (the "Closing Date"), the Company acquired 70% of the voting equity interests of Pennsylvania based primary care group Aspire Health Concepts, Inc. (“Aspire Care”). The Company determined

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Aspire Care workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$1,869 (US$1,475) cash paid on the Closing Date.
•$127 (US$100) cash payable within the next 9 months.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021

Balance, beginning of year	131	—
Addition	—	1,996
Paid in cash	—	(1,869)
Accretion	4	4
Foreign exchange translation (loss) gain	(2)	—
Balance, end of year	133	131

6. Purchase consideration payable

	March 31, 2022	December 31, 2021
	$	$
RCMA	337	774
Rocky Mountain	2,677	2,654
Aspire Care	133	131
	3,147	3,559

Allocated as:	$	$
Current	2,530	2,951
Non-current	617	608
	3,147	3,559

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
7. Trade and other receivables

	March 31, 2022	December 31, 2021
	$	$
Trade receivables	5,838	6,215
Harmonized sales tax recoverable	655	568
Security deposits	130	118
	6,623	6,901

Allocated as:	$	$
Current	5,430	5,858
Non-current	1,193	1,043
	6,623	6,901

The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at March 31, 2022, an expected credit loss of $140 has been recognized (December 31, 2021 - $887).

8. Property, plant and equipment

	Furniture	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$
Cost
As at December 31, 2021	205	78	655	313	1,251
Additions	—	—	—	4	4
Net exchange differences	(2)	(1)	(8)	(3)	(14)
As at March 31, 2022	203	77	647	314	1,241

Amortization
As at December 31, 2021	110	21	191	163	485
Depreciation	12	6	79	17	114
Net exchange differences	(1)	—	(4)	(1)	(6)
As at March 31, 2022	121	27	266	179	593

Net book value
As at December 31, 2021	95	57	464	150	766
As at March 31, 2022	82	50	381	135	648

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

9. Right-of-use assets and lease liabilities

Right of use assets

Premises leases	March 31, 2022
$
Beginning balance	15,695
Depreciation	(543)
Cancellation	(26)
Net exchange differences	(164)
Ending balance	14,962

Lease liabilities

March 31, 2022
$
Beginning balance	15,875
Interest expense	366
Lease payments	(704)
Cancellation	(323)
Net exchange differences	(163)
Ending balance	15,051

Allocated as:	$
Current	1,147
Non-current	13,904
15,051

During the three months ended March 31, 2022, the Company canceled two leases and as a result recognized a gain of $260 (US$ 205) in office and administration expenses recorded in the condensed interim consolidated statements of loss and comprehensive loss for the three months ended March 31, 2022.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average interest rate applied ranges from 8.8% to 12%.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
10. Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non-compete clause	Computer software	Total intangible assets
	$	$	$	$		$
Cost
Balance, December 31, 2021	9,098	11,534	5,035	116	3,875	20,560
Net exchange differences	(107)	(135)	(59)	(1)	—	(195)
Balance, March 31, 2022	8,991	11,399	4,976	115	3,875	20,365

Amortization and impairment
Balance, December 31, 2021	359	2,548	—	42	3,097	5,687
Amortization	—	562	—	6	158	726
Net exchange differences	(5)	(35)	—	(1)	—	(36)
Balance, March 31, 2022	354	3,075	—	47	3,255	6,377

Net book value
As at December 31, 2021	8,739	8,986	5,035	74	778	14,873
As at March 31, 2022	8,637	8,324	4,976	68	620	13,988

As at March 31, 2022, no impairment indicators existed relating to goodwill.

11. Accounts payable and accrued liabilities

	March 31, 2022	December 31, 2021
	$	$
Accounts payable	1,581	1,556
Accrued liabilities	4,445	5,131
	6,026	6,687

12. Redemption liability

The redemption liability of $407 as at March 31, 2022 relates to the put option of the non-controlling interests of Aspire. The put option allows the non-controlling interests of Aspire to sell their holdings to the Company. The put option was determined by discounting future earnings before income taxes, depreciation and amortization less obligations at a discount rate of 10.5%. The inputs, including the probability of certain outcomes being achieved with multiples ranging from 3 to 6, weighted probabilities ranging from 10%-70%, and an expected life of approximately 5.75 years, are classified as Level 3 in the fair value hierarchy. The fair value of the

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
redemption liability was recognized on September 16, 2021 at $390, and as at December 31, 2021, the fair value was $402. As at March 31, 2022, the fair value was $407.

The liability is revalued at each period end, with the change in fair value recorded in the condensed interim consolidated statements of loss and comprehensive loss.

A 5% increase/decrease in the discount rate, a 5% increase/decrease to the EBITDA forecast and 5% increase/decrease in the probability factor will have the following impact on the fair value of the redemption liability as at March 31, 2022:

	Original	+5%	-5%
	$	$	$
Discount rate	407	316	531
EBITDA forecast	407	436	378
Probability factor	407	391	422

13. Discontinued operations

On December 15, 2021, the Company entered into an agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs, MedEval Clinic LLC (“MedEval”), Rae of Sunshine Health Services (“ROSH”) and New Jersey Alternative Medicine LLC ("NJAM") (“Legacy Business”). In accordance with the terms of the agreement, New Frontier Data purchased 100% of the Legacy Business for total cash consideration of $11,124 (US $8,628).

Payment terms included cash on closing of $5,157 (US $4,000), subject to customary working capital holdbacks. The remaining balance will be paid over three installments at 12 months, 18 months and 24 months from the date of closing.

During the three months ended March 31, 2022, $316 (US $250) was received and accretion income of $128 (US $97) was recognized. Purchase consideration receivable of $5,697 has been recognized as of March 31, 2022 on the consolidated statements of financial position ($2,414 current, $3,283 non-current).

The financial performance information presented for the three months ended March 31, 2021 is summarized below and included in the condensed interim consolidated statements of loss and comprehensive loss as net income from discontinued operations:

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

March 31, 2021
$
Revenue	2,816
Cost of sales	646
Salaries and wages	783
Office and administration	190
Marketing and business development	49
Professional fees	5
Rent	25
Depreciation and amortization	235
Interest on lease liabilities	26
Net income from discontinued operations	857

14. Loan payable

On April 27, 2020, the Company obtained a loan of $917 (US$653) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly installments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the condensed interim consolidated statements of loss and comprehensive loss.

The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the condensed interim consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2021, the Company recognised an amount of $14 as other income and $20 as accretion expense on the loan. On March 30, 2021, the Company recognized $853 as other income representing the write-off of the PPP loan after receiving approval of the forgiveness application.

On June 4, 2021, the Company obtained a loan of $969 (US$782) from Aon Reed Stenhouse Inc. for Directors and Officers insurance. The amortized cost approximates fair value. The loan carries an interest rate of 3.43% and repayments started from July 4, 2021 in equal monthly payments for ten months. During the three months ended March 31, 2022, the Company made payments in principal and interest of $256 and $2, respectively.

15. Shareholders' equity
a)Authorized share capital

Unlimited number of voting common shares without par value. 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
b)Common and preferred shares issued

Common shares

	Number of common shares (000s)	Share Capital
	#	$
Balance, December 31, 2021	39,133	61,450
Shares issued on acquisition (i)	317	332
Balance, March 31, 2022	39,450	61,782

(i)During the three months ended March 31, 2022, the Company issued 317,759 shares valued at $1.05 in settlement of consideration payable for the acquisition of RCMA.

Preferred shares

	Number of preferred shares (000s)	Share Capital
	#	$
Balance, December 31, 2021	275	6,237
Balance, March 31, 2022	275	6,237

During the three months ended March 31, 2022, the Company declared and paid dividends on its preferred shares which totaled $201.

Warrants

	Number of Warrants (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2020	4,835	1.25
Exercised	1	4.00
Expired	(848)	1.40
Balance, March 31, 2021	3,988	1.20

Balance, December 31, 2021	3,719	1.23
Expired	(133)	3.97
Balance, March 31, 2022	3,586	1.13

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
At March 31, 2022, a summary of warrants outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
	#	$	Years
$0.70-$1.00	3,364	0.95	0.62
$2.35-$2.50	88	2.35	0.64
$4.00-$5.00	134	5.00	0.75
	3,586	1.13	0.63

Stock Options

A summary of the options activity for the periods ended March 31, 2022 and 2021 is as follows:

	Number of Options (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2020	2,594	2.17
Granted	289	7.65
Exercised	(23)	2.75
Expired	(2)	2.30
Balance, March 31, 2021	2,858	2.70

Balance, December 31, 2021	2,442	3.09
Forfeitures	(109)	2.80
Expired	(35)	2.50
Balance, March 31, 2022	2,298	3.12

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price (outstanding)	Weighted Average Remaining Life	Number exercisable (000s)	Weighted Average Exercise Price (exercisable)
	#	$	Years	#	$
$0.41 - $2.20	848	0.81	2.65	444	0.70
$2.21 - $4.70	1,080	3.70	3.30	800	3.57
$4.71 - $6.50	200	5.87	2.29	178	5.80
$6.51 - $9.00	170	7.63	1.76	150	7.59
	2,298	3.12	2.86	1,572	3.40

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

During the three months ended March 31, 2022, $244 (three months ended March 31, 2021 - $1,049, respectively) has been recognized as share-based compensation expense. The fair value of the granted options during the period ended March 31, 2021 was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 0.68%, share price ranging from $6.30 to $8.90, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%.

DSUs

On December 13, 2021, the Company issued 93,518 DSUs at a grant price of $1.78. The DSUs vest once an independent director leaves the Company and the Company has used an estimated three year vesting period to determine the share-based compensation expense. During the three months ended March 31, 2022, $14 has been recognized as share-based compensation expense (three months ended March 31, 2021 - $nil).

16. Related party disclosures

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.

The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Salary and short-term employee benefits	504	223
Share based compensation	296	122
Directors’ fees	115	77
	915	422

17. Segmented information

The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The United States segment for the three months ended

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
March 31, 2021 was adjusted to account for the sale of the Legacy Business, as disclosed in note 13. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

Three months ended March 31, 2022	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	7,652	61	7,713
Cost of Sales	4,285	—	4,285
Gross profit	3,367	61	3,428
Total operating expenses	8,738	2,271	11,009
Loss from continuing operations	(5,371)	(2,210)	(7,581)

Foreign exchange loss	—	509	509
Change in fair value of financial liabilities	(93)	—	(93)
Accretion on purchase consideration payable and receivable	(60)	—	(60)
Interest on lease liabilities	331	35	366
Net loss from continuing operations	(5,549)	(2,754)	(8,303)

As at March 31, 2022	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	40,892	1,819	42,711
Total assets	51,880	3,678	55,558
Total liabilities	22,535	2,157	24,692

Three months ended March 31, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	2,112	62	2,174
Cost of Sales	974	—	974
Gross profit	1,138	62	1,200
Total operating expenses	2,154	2,782	4,936
Loss from continuing operations	(1,016)	(2,720)	(3,736)

Foreign exchange loss	—	269	269
Net gain on debt settlement	—	—	—
Change in fair value of financial liabilities	(36)	—	(36)
Accretion on purchase consideration payable	64	—	64
Interest on lease liabilities	91	—	91
Other income	(870)	—	(870)
Net loss from continuing operations	(265)	(2,989)	(3,254)
Net income from discontinued operations	857	—	857
Net income (loss)	592	(2,989)	(2,397)

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

As at December 31, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	42,366	2,000	44,366
Total assets	57,573	7,874	65,447
Total liabilities	24,989	1,851	26,840

18. Subsequent events

On May 5, 2022, the Company completed the deal to acquire NeighborMD (“NMD”) with an effective control date of May 2, 2022 and a debt facility of $25,485 (US$ 20,000) with FLC Credit Partners (“FLC”), a New York based lender. Total consideration for NMD was $10,194 (US$ 8,000) paid in cash at closing. The terms of the facility allowed for the Company to draw down $12,743 (US$ 10,000) to fund the NMD acquisition including working capital and the remainder to fund future acquisitions, as approved by the lender. The term of the facility is 3 years, with an annual coupon of the secured overnight financing rate plus 11% paid in cash. The principal will be amortized quarterly and subject to certain cash sweep triggers and a final balloon payment. Cash payments including interest will begin in July 2022. The Company may, at its discretion, pay back the lender in part or in full at any time during the term, without premium or penalty. FLC has received additional consideration of 4.5 million warrants priced at $1.17. The expiry date will be May 5, 2025, with respect to that percentage of the warrants that is equal to the percentage of the amount of principal amount of the debt line facility outstanding on May 5, 2023, compared to the amount outstanding on May 5, 2022, and the expiry date will be May 5, 2023, for the remaining warrants. Half (50%) of the warrants will be held in escrow and released in proportion to the pro rata percentage of the amount of any future draw downs.